SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF JULY 2002



                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X  Form 40-F
                                      ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes      No  X
                                      ---     ---



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[Logo Omitted]                                             FOR IMMEDIATE RELEASE




           SAPIENS SIGNS MULTI-MILLION DOLLAR AGREEMENT WITH ONEBEACON INSURANCE TO IMPLEMENT NEW POLICY ADMINISTRATION SOLUTION

   NEW SOLUTION WILL ENHANCE COMPANY'S MARKET RESPONSIVENESS AND COST EFFICIENCY

RESEARCH TRIANGLE PARK, N.C., JULY 1, 2002 - Sapiens International Corporation N.V. (NASDAQ: SPNS), a global IT solutions provider, announced a multi million dollar agreement with OneBeacon Insurance to implement a web-enabled, policy administration system for all lines of business across multiple states.

The solution, which is the largest ever Sapiens eMerge contract, is intended to provide easier access to information by using web-based, personalized portals for independent agents and greatly improve internal efficiencies by consolidating and integrating disparate IT systems. The resulting open architecture solution will allow OneBeacon to expand its market presence, enhance customer service and reduce costs by streamlining business processes. In addition, OneBeacon will have increased functionality and will be able to respond more quickly to rate and product opportunities.

The foundation for the solution is an existing policy administration framework, originally built by Sapiens for OneBeacon's commercial lines of property/casualty insurance business. This application supported production of OneBeacon's Commercial Auto business including the configuration of one new state per week. OneBeacon is again partnering with Sapiens to extend functionality to support additional lines of business and interface with internal and third party systems. The solution will also utilize IBM's WebSphere and Sapiens eMerge rules-based technology.

"Sapiens' past support of our IT needs gives us great confidence to move our legacy systems into a new open architecture to better serve independent agents and policyholders," said Mike Natan, CIO of OneBeacon. "The policy administration solution will quickly provide us with real business advantages in an increasingly demanding and cost-conscious marketplace."

"The enhanced architecture will provide OneBeacon with a significant competitive advantage by accelerating the policy lifecycle process," said Larry Goldberg, Senior Vice President, Sapiens Americas. "Insurance organizations need cost effective solutions that provide increased visibility to empower agents and inform the insured."

Itzick Sharir, Sapiens President and CEO, added: "We are taking this Policy Administration solution to market based on the business opportunities in North America and Europe. I am confident that the solution addresses the core issues that many Insurance organizations face today."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.


ABOUT ONEBEACON INSURANCE GROUP

OneBeacon Insurance Group is committed to being the leading independent agency property/casualty insurance group in the Northeast. With roots dating back 170 years and an A.M. Best rating of A (excellent), OneBeacon offers a wide range of personal, commercial and specialty products and services, which are sold exclusively through select property/casualty independent agents. Specialty operations are conducted on a national basis. OneBeacon is a wholly owned subsidiary of White Mountains Insurance Group, Ltd., (NYSE: WTM) of Hamilton, Bermuda, whose principal executive offices are in White River Junction, Vermont.

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--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
--------------------------------------------------------------------------------

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.
                                                       (Registrant)




Date: August 1st, 2002                    By:
                                             -----------------------------------
                                             Steve Kronengold
                                             General Counsel